United States securities and exchange commission logo





                           April 9, 2024

       Steven Gatoff
       Chief Financial Officer
       Inseego Corp.
       9710 Scranton Road, Suite 200
       San Diego, CA 92121

                                                        Re: Inseego Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed
February 21, 2024
                                                            File No. 001-38358

       Dear Steven Gatoff:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed on February 21, 2024

       Exhibit 99.1, page 1

   1. We note you present the non-GAAP measure, Adjusted EBITDA, but do not present the most directly
comparable GAAP measure, Net loss, with equal or greater prominence.
                                                        For each non-GAAP
financial measure you present, please present the most
                                                        directly comparable
GAAP measure with equal or greater prominence as required by Item
                                                        10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the Division of
                                                        Corporation Finance   s
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures.
   2. We note you present several non-GAAP measures that include adjustments for "inventory adjustment - E&O and
contract manufacturer liability" and "write-off of capitalized inventory fees". It
appears these non-GAAP adjustments related to inventory represent normal operating
expenses necessary to operate your business and are not consistent with the guidance in
Question 100.01 of the Division of Corporation Finance's
                                                        Compliance & Disclosure
Interpretations on Non-GAAP Financial Measures. Please
 Steven Gatoff
Inseego Corp.
April 9, 2024
Page 2
         revise future filings to no longer exclude these adjustments from any non-GAAP performance measure or explain why you believe the adjustments are appropriate.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameSteven Gatoff                             Sincerely,
Comapany NameInseego Corp.
                                                            Division of
Corporation Finance
April 9, 2024 Page 2                                        Office of
Manufacturing
FirstName LastName